

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Kevin R. Johnson
President and Chief Executive Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, WA 98134

>   **Re: Starbucks Corporation**
>   **Form 10-K for Fiscal Year Ended September 27, 2020**
>   **File No. 000-20322**

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: JT Ho